

November 30, 2010

Mr. Samuel Weiss
Chief Executive Officer, Chairman and President
Brazos International Exploration, Inc.
1660 NW 19th Avenue
Pompano Beach, Florida 33069

> **Re:**   **Brazos International Exploration, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2010**
> **Filed July 7, 2010**
> **Form 10-K/A for Fiscal Year Ended March 31, 2010**
> **Filed July 16, 2010**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2010**
> **Filed November 19, 2010**
> **File No. 000-53336**

Dear Mr. Weiss:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for Fiscal Year Ended March 31, 2010

Item 9A (T): Controls & Procedures

Management's Report on Internal Control over Financial Reporting

1.   It does not appear that your management has performed its assessment of internal control over financial reporting as of March 31, 2010. Since you were required to file an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting pursuant to Item 308T of Regulation S-K. Also refer to the guidance at Release 33-8934, which may be found at http://www.sec.gov/rules/final/2008/33-8934.pdf. If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

Exhibits 31 and 32

2.   It does not appear that the appropriate individuals signed the certifications required by Exchange Act Rule 13a-14(a) or 15d-14(a) and Exchange Act Rule 13a-14(b) or 15d-14(b). Please note that these certifications must be signed by your principal executive officer and principal financial officer as of the filing date. Please revise. Refer to Item 601(B)(31) and Item 601(B)(32) of Regulation S-K.

        This comment also applies to the certifications filed with your Form 10-Q for the quarterly period ended September 30, 2010.

Form 10-Q for Fiscal Quarter Ended September 30, 2010

Item 4T: Controls and Procedures

Evaluation of Disclosure Controls and Procedures

3.   It appears you have provided management's conclusion regarding the effectiveness of your disclosure controls and procedures as of September 30, 2008. Please revise to provide management's conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by this report (i.e., September 30, 2010).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are

Mr. Samuel Weiss
Brazos International Exploration, Inc.
November 30, 2010
Page 3

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

Ethan Horowitz
Branch Chief